SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                            GP Strategies Corporation
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
                         (Title of Class of Securities)

                                    36225V104
                                 (CUSIP Number)

                                Jerome I. Feldman
                          c/o GP Strategies Corporation
                         9 West 57th Street, Suite 4170
                            New York, New York 10019
                                 (212) 230-9508
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
 Communications)

                                    Copy to:

                             Robert J. Hasday, Esq.
                          Duane, Morris & Heckscher LLP
                              380 Lexington Avenue
                            New York, New York 10168
                                 (212) 692-1010

                               September 21, 1999
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f)or 240.13d-1(g), check the following box: [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, ncluding all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initialfiling on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

 CUSIP NO. 36225V104


1) Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)

   Jerome I. Feldman
2) Check the Appropriate Box if a Member of a Group (See instructions) (a) [  ]
                                                                        (b) [X]

3) SEC Use Only

4) Source of Funds (See Instructions)
   SC, PF, OO

5) Check if Disclosure of Legal Proceedings is Required Pursuant to
   Items 2(d) or 2(e)                   [  ]

6) Citizenship or Place of Organization

                                       United States

         Number of            7)       Sole Voting Power
          Shares
       Beneficially                    882,405 (But see Item 5)
       Owned by Each
   Reporting Person With      8)       Shared Voting Power

                                       0

                              9)       Sole Dispositive Power

                                       882,405 (But see Item 5)

                              10)      Shared Dispositive Power

                                       0

                              11) Aggregate Amount Beneficially Owned By Each Reporting Person

    882,405

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
    (See instructions)                   [X]


13) Percent of Class Represented by Amount in Row (11)

     7.2%

14) Type of Reporting Person (See Instructions)

    IN

Item 1.  Security and Issuer

         The class of equity securities to which this statement relates is the common stock, par value $.01 per share (the "Common Stock"), of GP Strategies Corporation, a Delaware corporation (the "Company"), which has its principal executive offices at 9 West 57th Street, Suite 4170, New York, New York 10019.This statement constitutes Amendment No. 1 ("Amendment No. 1") to a
Schedule 13D, dated September 10, 1999 (the "Schedule 13D"), of Jerome I. Feldman, Scott N. Greenberg, John C. McAuliffe, John Moran, and Douglas Sharp. Except as amended hereby, the statements in the Schedule 13D remain unchanged. Unless otherwise indicated, capitalized terms used herein and not otherwise defined shall have the meaning ascribed to them in the Schedule 13D.

Item 3.  Source and Amount of Funds or Other Consideration

         Item 3 of the Schedule 13D is hereby amended to add the following information:

         On September 22, 1999, Mr. Feldman acquired 21,012 shares of Common Stock upon exercise of options with an exercise price of $7.69 per share. The sources of funds for the $161,582 aggregate purchase price for such option shares was a loan from the Company ($161,372), and personal funds ($210). Such loan bears interest at the prime rate of Fleet Bank and is secured by the 387,500 shares of Class B Stock which are also collateral for the Company's other loans to Mr. Feldman.

         On September 22, 1999, the Company, Mr. Feldman, and Martin M.
Pollak entered into an agreement (the "Second Exchange Agreement") pursuant to which Mr. Pollak transferred to Mr. Feldman options to purchase 212,500 shares of Class B Stock (the "Pollak Options") and in exchange Mr. Feldman transferred to Mr. Pollak options to purchase 227,705 shares of Common Stock (the "Feldman Options") plus 24,372 shares of Common Stock (the "Feldman Shares").

Item 4.  Purpose of Transaction

         Item 4 of the Schedule 13D is hereby amended to add the following information:

         Prior to 5:00 P.M. Eastern Daylight Savings Time on September 21, 1999, VS&A delivered a letter to the Company providing that the Offer will be considered withdrawn without further action if a definitive Merger Agreement has not been executed and delivered prior to 5:00 p.m. Eastern Daylight Savings Time on October 1, 1999. None of the other terms of the Offer were changed in the September 21, 1999 letter.

Item 5.  Interest in Securities of the Issuer

         Item 5 of the Schedule 13D is hereby amended to add the following information:

         Mr. Feldman beneficially owns 882,405 shares of Common Stock, representing 7.2% of the outstanding shares of Common Stock, consisting of (i) 38,655 shares of Common Stock issuable upon exercise of currently xercisable stock options, (ii) 418,750 shares of Common Stock issuable upon conversion of Class B Stock held directly, and (iii) 425,000 shares of Common Stock issuable upon conversion of Class B Stock issuable upon exercise of currently exercisable stock options. Mr.Feldman's total does not include 1,173 shares of Common Stock held by members of his family, of which he disclaims beneficial ownership.

         The Filing Persons collectively beneficially own 1,249,317 shares of Common Stock, representing 9.9% of the outstanding shares of Common Stock.

         Except as disclosed in Item 3 of this Amendment No. 1, none of the Filing Persons has purchased or sold any shares of Common Stock or securities exercisable for or convertible into Common Stock since the filing of the
Schedule 13D.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         Item 6 of the Schedule 13D is hereby amended to add the following information:

         The Second Exchange Agreement provides that (i) if, in any merger or similar transaction involving the Company, the consideration payable with respect to the Feldman Options and Feldman Shares exceeds the consideration payable with respect to the Pollak Options by more than $125,005, Mr. Pollak shall pay to Mr. Feldman 50% of such excess and (ii) if, in a merger of the Company with an affiliate of Veronis Suhler & Associates Inc., or any other merger or similar transaction involving the Company that is approved by Mr. Feldman as a director and stockholder, the consideration payable with respect to each share of Common Stock is less than $13, Mr. Feldman shall pay to Mr. Pollak the amount by which the consideration payable in such merger or similar transaction with respect to the Feldman Options and Feldman Shares is less than the consideration that would have been payable in such merger or similar transaction with respect to the Feldman Options and Feldman Shares if the consideration payable with respect to each share of Common Stock were $13.

Item 7.  Material to be Filed as Exhibits

         Item 7 of the Schedule 13D is hereby amended to add the following exhibits:

Exhibit 8. Offer  extension  letter,  dated September 21, 1999, to the
           Board of Directors of GP Strategies Corporation from VS&A Communications Partners III, L.P.

Exhibit 9. Agreement, dated September 22, 1999, among GP Strategies Corporation,
           Jerome I. Feldman, and Martin M. Pollak.

                                   SIGNATURES


         After reasonable inquiry and to the best of the knowledge and belief of each person set forth below, each such person certifies that the information set forth in this statement is true, complete and correct.

     Signature                                   Date

 Jerome I. Feldman*                       September 24, 1999

 Scott N. Greenberg*                      September 24, 1999

 John McAuliffe*                          September 24, 1999

 John Moran*                              September 24, 1999

 Douglas Sharp*                          September 24, 1999



                                *By:_________________________________
                                    Jerome I. Feldman, Attorney-in-Fact





----------------------------
* A power of attorney authorizing Jerome I. Feldman to sign any and all amendments to the Schedule 13D on behalf of such persons was included in the
Schedule 13D.


                                                                     Exhibit 8

September 21, 1999


The Board of Directors
GP Strategies Corporation
9 West 57th Street, Suite 4170
New York, NY 10019

Gentlemen:

We refer to our letter to the Board of Directors of GP Strategies Corporation (the "Company"), dated August 31, 1999, confirming our proposal to acquire by merger all of the Company's outstanding Common Stock and Class B Capital Stock on the terms stated in that letter.

Based on our discussions with the investment banking firm retained by the Special Negotiating Committee of the Board of Directors, we have agreed to defer the expiration date of our proposal until 5:00 p.m. Eastern Daylight Savings Time on October 1, 1999. If a definitive merger agreement has not been executed by that time, our proposal will be considered withdrawn without further action on our part.

Except as stated above, all of the terms and conditions of our proposal as set forth in our August 31, 1999 letter shall remain in full force and effect.


Sincerely yours,

VS&A Communications Partners III, L.P.

By:   VS&A Equities III, L.L.C., its general partner

By:_______________________
      Jeffrey T. Stevenson
      President and Senior Managing Member


Accepted and agreed as of date hereof:

By:   GP Strategies Corporation

By:________________________
Name: Jerome I. Feldman
Title:

                                                                 Exhibit 9

                                    AGREEMENT

      AGREEMENT, dated September 22, 1999, among GP Strategies Corporation, a Delaware corporation with an address at 9 West 57th Street, Suite 4170, New York, New York 10019 (the "Company"), Jerome I. Feldman with an address at 145 West Patent Road, Bedford Hills, New York 10507 ("Feldman"), and Martin M. Pollak with an address at 16 Springwood Path, Syosset, New York 11791 ("Pollak").

      WHEREAS, Pollak holds certain options (the "Pollak Options") to purchase shares of the Class B Capital Stock, par value $.01 per share (the "Class B Capital Stock"), of the Company, identified on Schedule A hereto; and

      WHEREAS,Feldman holds certain options (the "Feldman Options") to purchase shares of the Common Stock, par value $.01 per share (the "Common Stock"), of the Company, identified on Schedule B hereto; and

      WHEREAS, Pollak and Feldman wish to exchange the Pollak Options for the Feldman Options and 24,372 shares of Common Stock owned by Feldman (the"Feldman Shares");

      NOW, THEREFORE, it is hereby agreed as follows:

      1. Pollak hereby assigns and delivers to Feldman the Pollak Options.

      2. Feldman hereby assigns and delivers to Pollak the Feldman Options and the Feldman Shares, together with the original stock certificate representing the Feldman Shares and a stock power with respect thereto.

      3. If, in any merger or similar transaction involving the Company, the consideration payable with respect to the Feldman Options and Feldman Shares exceeds the consideration payable with respect to the Pollak Options by more than $125,005, Pollak shall pay to Feldman, promptly after consummation of such merger or similar transaction, 50% of such excess. If, in a merger (the "VS&A Merger")of the Company with an affiliate of Veronis Suhler & Associates Inc., or any other merger or similar transaction involving the Company that is approved by Feldman as a director and stockholder, the consideration payable with respect to each share of Common Stock is less than $13, Feldman shall pay to Pollak the amount by which the consideration payable in such merger or similar transaction with respect to the Feldman Options and Feldman Shares is less than the consideration that would have been payable in such merger or similar transaction with respect to the Feldman Options and Feldman Shares if the consideration payable with respect to each share of Common Stock were $13, such amount to be paid in cash at the closing of such transaction.

         4. The Company hereby consents to the exchange of the Pollak Options for the Feldman Options and Feldman Shares, and represents and warrants that it has taken all such other action (including any amendments to its Stock Option
Plan)as is necessary to permit such exchange. The Company will promptly issue a new option agreement, in Feldman's or Pollak's name, as the case may be, representing the Pollak Options or Feldman Options, and will promptly cause the
transfer  agent  for  the  Common  Stock  to  issue  a  new  stock   certificate
representing the Feldman Shares in the name of Martin M. Pollak.

         5. The Company shall take all actions necessary to provide, and Pollak agrees, that, effective immediately prior to, and contingent upon, the consummation of VS&A Merger (i) each outstanding Feldman Option shall be canceled and (ii) in consideration of such cancellation, Pollak shall be entitled to receive an amount equal to the product of (x) the number of shares of Common Stock which are issuable upon exercise of such outstanding Feldman Option and (y) the excess, if any, of the applicable consideration payable in the VS&A Merger per share of Common Stock over the exercise price of such outstanding Feldman Option (such payment, if any, to be net of applicable withholding taxes). The Company will promptly inform Pollak of all significant developments relating to the VS&A Merger or any other possible merger or
similar transaction   involving  the  Company,   subject  to  its  legal  and
fiduciary obligations.

         6.(a) Pollak represents that he is acquiring or will acquire the Feldman Shares and any shares of Common Stock issued on exercise of the Feldman Options collectively, the "Pollak Shares"), for his own account, for investment and not with a view to the distribution or resale thereof, and that he understands that he may not sell or otherwise dispose of Pollak Shares in the absence of either a registration statement under the Securities Act of 1933, as amended (the"Securities Act"), or an exemption from the registration provisions of the Securities Act; and he agrees that the certificates representing the Pollak Shares may contain a legend to the foregoing effect.

         (b) Feldman represents that he will acquire any shares of Class B Capital Stock issued on exercise of the Pollak Options for his own account, for investment and not with a view to the distribution or resale thereof, and that he understands that he may not sell or otherwise dispose of such shares in the absence of either a registration statement under the Securities Act or an exemption from the registration provisions of the Securities Act; and he agrees that the certificates representing such shares may contain a legend to the foregoing effect. Feldman further represents that (i) the Feldman Shares are owned of record and beneficially by him and he is transferring the Feldman Shares to Pollak free and clear of all liens, claims, and encumbrances,(ii) the execution, delivery, and performance of this Agreement by him will not violate, result in a breach of, conflict with, or (with or without the giving of notice or the passage of time or both) entitle any party to terminate or call a default under, the Agreement with Stockholders of the Company dated August 31, 1999, and (iii) the information relating to Feldman contained in the Schedule 13D filed by Feldman and others with the Securities and Exchange Commission (the "SEC") on September 10, 1999 is true and correct in all material respects.

         7. The Company represents and warrants that (a) this Agreement and the transactions contemplated hereby have been approved by all necessary corporate action,including, without limitation, approval of the transactions contemplated hereby by the full Board of Directors of the Company, (b) the execution, delivery, and performance of this Agreement by the Company will not violate, result in a breach of, conflict with, or (with or without the giving of notice or the passage of time or both)entitle any party to terminate or call a default under, any contract or agreement to which the Company is a party including, without limitation, any agreement relating to the VS&A Merger, and (c) to the best of its knowledge, there is no litigation pending against the Company that would prevent the consummation of the transactions contemplated by this Agreement.

         8. If the VS&A Merger is not consummated by February 28, 2000, the Company agrees that Pollak may include the Pollak Shares in any registration statement filed pursuant to the Agreement, dated December 29, 1998 (the "1998 Agreement"), among the parties hereto, and the Company agrees that it shall file such registration statement with the SEC on or before March 31, 2000.

         9. At any time and from time to time, each party agrees, without further consideration, to take such actions and to execute and deliver such documents as the other parties may reasonably request to effectuate the purposes of this Agreement.

         10. This Agreement and the Schedules hereto set forth the entire understanding of the parties with respect to the subject matter hereof, supersede all existing agreements among them concerning such subject matter,and may be modified only by a written instrument duly executed by the party to be charged. The parties agree and acknowledge that the 1998 Agreement and the Consulting and Severance Agreement dated December 29, 1998 between the Company and Pollak are not superseded by this Agreement and remain in full force and effect.

         11. Any waiver by any party of a breach of any provision of this Agreement shall not operate as or be construed to be a waiver of any other breach of such provision or of any breach of any other provision of this Agreement.The failure of a party to insist upon strict adherence to any term of this Agreement on one or more occasions shall not be considered a waiver or deprive that party of the right thereafter to insist upon strict adherence to that term or any other term of this Agreement. Any waiver must be in writing.

         12. The provisions of this Agreement shall be binding upon and inure to the benefit of the parties hereto and the successors and assigns of the Company and the respective assigns, heirs, and personal representatives of the individual parties hereto.

         13. If any provision of this Agreement is invalid, illegal, or unenforceable, the balance of this Agreement shall remain in effect, and if any provision is inapplicable to any person or circumstance, it shall nevertheless remain applicable to all other persons and circumstances.

         14. The Company will promptly pay on behalf of Pollak his reasonable legal fees and expenses incurred in connection with this Agreement. The Company hereby waives any conflict of interest resulting from Morgan, Lewis & Bockius LLP representing Pollak in connection with this Agreement and agrees not to raise such matter in any future transaction.

         15. This Agreement does not create, and shall not be construed as creating, any rights enforceable by any person not a party to this Agreement (except as provided in Section 11).

         16. This Agreement may be executed in any number of counterparts, each of which shall be deemed an original,but all of which together shall constitute one and the same instrument.

         17. Since a breach of the provisions of this Agreement could not adequately be compensated by money damages, any party shall be entitled, in addition to any other right or remedy available to him or it, to an injunction restraining such breach or a threatened breach and to specific performance of any such provision of this Agreement, and in either case no bond or other security shall be required in connection therewith, and the parties hereby consent to the issuance of such injunction and to the ordering of specific performance.

         18. Any notice or other communication required or permitted to be given hereunder shall be in writing and shall be delivered by Federal Express, Express Mail, or similar overnight delivery or courier service, or delivered against receipt to the party to whom it is to be given at the address of such party set forth in the preamble to this Agreement (or to such other address as the party shall have furnished in writing in accordance with the provisions of this Section 18). Notice to the estate of a party shall be sufficient if addressed to such party as provided in this Section 18. Any notice shall be deemed given at the time of receipt thereof.

         19. This Agreement shall be governed by and construed in accordance with the laws of the State of New York, without giving effect to conflict of laws.

         20. Except as provided in Section 17, any dispute or controversy arising out of or relating to this Agreement or any breach of this Agreement shall be settled by arbitration to be held in the City of New York in accordance with the rules then in effect of the American Arbitration Association or any successor thereto. The arbitrator may grant injunctions or other relief in such dispute or controversy. The decision of the arbitrator shall be final, conclusive, and binding on the parties to the arbitration. Judgment may be entered on the arbitrator's decision in any court having jurisdiction, and the parties irrevocably consent to the jurisdiction of the federal and state courts located in the State of New York courts for this purpose.

         IN WITNESS WHEREOF, the parties have executed this Agreement as of the date and year first above written.

                                     GP STRATEGIES CORPORATION

                                     By




                                      Jerome I. Feldman

                                      Martin M. Pollak

                                                                  Schedule A

                   Pollak Options to be Transferred to Feldman


 Grant Date        Exercise Price         No. of Shares(1)    Expiration Date

  5/19/95              $8.50                62,500               5/19/00

  11/19/96             $8.69                150,000             11/18/01

1 All are options to purchase shares of Class B Capital Stock.



                                                                   Schedule B

                   Feldman Options to be Transferred to Pollak


Grant Date         Exercise Price         No. of Shares(1)    Expiration Date

 12/15/97               $9.98                  25,000            12/15/02

 5/19/95                $8.50                  62,500             5/19/00

 07/01/97               $7.75                  93,828            07/01/02

 08/27/99               $8.00                  46,377            08/27/04

1        All are options to purchase shares of Common Stock.